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                                                   Filed by Vari-L Company, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to rule 14a-12(b)
                                           Subject Company: Vari-L Company, Inc.
                                                     Commission File No. 0-23866


[VARIL LOGO]



FOR IMMEDIATE RELEASE:                                                      NEWS
December 2, 2002                                                        OTC-VARL

                  VARI-L COMPANY ANNOUNCES DEFINITIVE AGREEMENT
                     TO SELL ASSETS TO SIRENZA MICRODEVICES

DENVER, Colorado -- Vari-L Company, Inc. (OTC-VARL), a leading provider of advanced components for the wireless telecommunications industry, today announced a definitive agreement to sell substantially all of its assets to Sirenza Microdevices, Inc. ( Nasdaq-SMDI) for approximately $13.6 million in common stock and cash and forgiveness of $1.4 million in secured bridge loans. The transaction has been approved by the boards of both companies and is expected to close in the first quarter of 2003, subject to approval of Vari-L shareholders and customary closing conditions.

Under terms of the definitive agreement, Sirenza will forgive $1.4 million in secured bridge loans to Vari-L. In addition, Sirenza will pay Vari-L $13.6 million in cash and stock. This amount will be adjusted down for any funds drawn by Vari-L on its secured bridge loan facility with Sirenza, as announced October 8, 2002, in excess of the initial $1.4 million drawdown, and is also subject to adjustment for certain working capital changes since September 30, 2002. The amount drawn under the credit facility in excess of the initial drawdown will depend on the timing of the closing, Vari-L's results of operations and other factors. Vari-L expects to draw at least $2.5 million in excess of the initial drawdown prior to the close of the transaction. The net consideration, after deducting drawdowns in excess of the initial $1.4 million, will be paid 45% in cash and 55% in shares of Sirenza's stock valued at $1.44 per share.

"We are pleased with the terms of the proposed transaction and believe the business combination with Sirenza to be in the best interests of Vari-L's shareholders and customers," said Chuck Bland, president and CEO of Vari-L. "Vari-L and Sirenza have complementary technologies and product lines and serve many common customers in the wireless and wireline markets. The synergies created by this transaction are substantial and should result in a much stronger, more competitive company that is well positioned to build shareholder value."

Conference Call

Vari-L will hold a conference call with investors on Tuesday, December 3, 2002, at 4:00 p.m. MT / 6:00 p.m. ET. The call-in number is 1-800-218-0713 (domestic toll free) and 1-303-262-


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2075 (Denver and international). The conference I.D. number is 512480. The call will also be broadcast over the Internet at http://www.firstcallevents.com/service/ajwz370555825gf12.html. To listen to the live call, please go to the web site 15 minutes early to register and download any necessary audio software. If you are unable to participate, the call will be archived at http://www.firstcallevents.com/service/ajwz370555825gf12.html.

About Vari-L

Headquartered in Denver, Vari-L designs, manufactures and markets wireless communications components that generate or process radio frequency (RF) and microwave frequency signals. Vari-L's products are used in commercial infrastructure equipment (including GSM/cellular/PCS base stations and repeaters, fixed terminal point to point/multi-point,) consumer subscriber products (advanced cellular/PCS/satellite handsets), and military/aerospace platforms (satellite communications/telemetry, missile guidance, electronic warfare, electronic countermeasures, battlefield communications). Vari-L serves a diverse customer base of the world's leading technology companies, including Agilent Technologies, Ericsson, Harris, Hughes Network Systems, Lockheed Martin, Lucent Technologies, Microwave Data Systems, Marconi, Motorola, Netro, Nokia, Raytheon, Textron, Siemens, and Solectron.

Additional Information and Where to Find It

Under the terms of the definitive agreement, Sirenza is required to file a registration statement on Form S-4 in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Vari-L, and Vari-L intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Vari-L are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Sirenza, Vari-L and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, at the SEC's website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Sirenza or Vari-L. Vari-L and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Vari-L in favor of the transaction. Sirenza and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Vari-L in favor of the transaction. Information regarding Vari-L's executive officers and directors is contained in Vari-L's Form 10-K for the year ended June 30, 2002, which is filed with the SEC. Information regarding Sirenza's executive officers and directors is contained in Sirenza's Form 10-K for the year ended December 31, 2001 and its proxy statement dated April 1, 2002, both of which are filed with the SEC. A description of employment agreements and other interests of the Sirenza and Vari-L executive officers and directors will be available in the registration statement and the proxy statement/prospectus.

In addition to the registration statement on Form S-4 to be filed by Sirenza in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Vari-L in connection with the transaction, Sirenza and Vari-L each file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Sirenza and Vari-L with the SEC are also available for free at the SEC's website at


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www.sec.gov. Free copies of these reports, statements and other information may also be obtained from Sirenza or Vari-L.


Forward Looking Statements

Some of the statements in this news release are "forward looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on a number of assumptions by us about the future, usually based on current conditions or on the broader expectations of others. These assumptions may or may not prove to be correct and, as a result, our own forward-looking statements may also be inaccurate. On the other hand, based on what we know today and what we expect in the future, we believe that the forward-looking statements we make in this report are reasonable. In most cases, when we use words like "believe," "expect," "estimate," "anticipate," "project," "plan," or "predict" to describe something which has not yet occurred, we are making a forward-looking statement.

We cannot list here all of the risks and uncertainties that could cause our actual future financial and operating results to differ materially from our historical experience and our present expectations or projections but we can identify many of them. For example, our future results could be affected by the overall market for various types of wireless communications products, the success of the specific products into which our products are integrated, governmental action relating to wireless communications, licensing and regulation, the accuracy of our internal projections as to the demand for certain types of technological innovation, competitors' products and pricing, the success of new product development efforts, the timely release for production and the delivery of products under existing contracts, the ultimate outcome of pending and threatened litigation and regulatory action as well as those factors discussed in our Form 10-K for the year ended June 30, 2002. Our future results could also be affected by risks and uncertainties related to the proposed transaction with Sirenza, including whether such transaction can be completed and the timing of the closing of such transaction, the amount of additional loans that we incur under our bridge loan facility with Sirenza and whether the $5.3 million credit facility will be adequate to fund the Company's operations, whether the costs of completing the transaction exceed management's estimates, and the reaction of our customers, vendors and distributors to proposed transaction. It is also important to remember that forward-looking statements speak only as of the date when they are made and we do not promise that we will publicly update or revise those statements whenever conditions change or future events occur. Accordingly, we do not recommend that any person seeking to evaluate our company should place undue reliance on any forward-looking statement in this report.

                                    CONTACTS:

Vari-L Company, Inc.                        Pfeiffer High Public Relations, Inc.
Chuck Bland, President and CEO                                      Jay Pfeiffer
Rick Dutkiewicz, CFO                                                303/393-7044
303/371-1560                                                jay@pfeifferhigh.com
www.vari-l.com